

03056431

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



SEC MAIL PROCESSING
RECEIVED
APR 17 2003
WASH, D.C. 155 SECTION

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, for April 10, 2003, Series 2003-5	333-99117 ~~333-103335~~

Name of Person Filing the Document
(If Other than the Registrant)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.


AMERIQUEST
MORTGAGE
COMPANY

$895,500,000 *(Approximate)*

Ameriquest Mortgage Securities Inc.
Asset Backed Certificates, Series 2003-5

Offered Classes: A-1, A-2, A-3, A-4, A-5, A-6, M-1, M-2, M-3, and M-4

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

Banc of America Securities 

Deutsche Bank 

March 2003

TERM SHEET DATED March 31, 2003

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-5

$895,500,000 (Approximate)

Structure Overview (to Call/Maturity)

Class	*Expected* Approximate Size [1]	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Scheduled Distribution Date[2]	*Expected* Ratings		
							Fitch	Moody's	S&P
A-1	$215,200,000	Float	Sen	0.90/0.90	1-17/1-17	9/25/2004	AAA	Aaa	AAA
A-2	$179,700,000	Fixed	Sen	2.00/2.00	17-30/17-30	10/25/2005	AAA	Aaa	AAA
A-3	$101,000,000	Fixed	Sen	3.00/3.00	30-42/30-42	10/25/2006	AAA	Aaa	AAA
A-4	$166,800,000	Fixed	Sen	5.00/5.00	42-96/42-96	4/25/2011	AAA	Aaa	AAA
A-5[3]	$73,050,000	Fixed	Sen	8.75/11.70	96-105/96-224	12/25/2021	AAA	Aaa	AAA
A-6[4]	$90,000,000	Fixed	Sen/NAS	6.53/6.65	37-105/37-221	9/25/2021	AAA	Aaa	AAA
M-1	$31,500,000	Fixed	Mezz	5.88/6.30	37-105/37-154	2/25/2016	AA+	Aa2	AA+
M-2	$20,250,000	Fixed	Mezz	5.88/6.08	37-105/37-131	3/25/2014	AA	A1	AA
M-3	$13,500,000	Fixed	Mezz	5.50/5.50	37-105/37-105	1/25/2012	A+	A3	A-
M-4	$4,500,000	Fixed	Mezz	4.12/4.12	37-66/37-66	10/25/2008	A	Baa1	BBB+

(1) The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Expected Last Scheduled Distribution Date is the date the Certificates are paid in full assuming the Pricing Speed to Maturity.
(3) The Class A-5 Certificates may be insured by FSA under the TAGSS Program. Please call the trading desk if interested.
(4) The Class A-6 Certificate is a NAS bond having the schedule described herein.

Structure

- The Mezzanine Certificates are not expected to receive principal payments prior to the Stepdown Date.
- The Offered Certificates will be subject to a Net WAC Rate as described herein.
- After the Optional Termination Date, the coupons on the Class A-5 and Class A-6 Certificates will increase by 0.50%.

Pricing Speed

Fixed-rate Mortgage Loans	**100% PPC:** prepayments start at 4% CPR in month one, increase by approximately 1.7272% each month to 23% CPR in month twelve, and remain at 23% CPR thereafter.

Mortgage Insurance Policy

As of the Cut-off Date, approximately 78.85% of the Initial Mortgage Loans will be covered by mortgage insurance, subject to certain carveouts, down to 60% of the value of the related mortgaged property by Mortgage Guaranty Insurance Corporation ("MGIC") (the "LPMI Policy"). 84.55% of the Mortgage Loans with loan-to-value ratios greater than 60% and are covered. As of the Cut-off date, the MI adjusted LTV is approximately 62.72%. It is expected that MGIC will provide such coverage on a similar percentage of the Subsequent Mortgage Loans.

Contacts

Banc of America Securities LLC

<u>Mortgage Trading/Syndicate</u>	Tel: (704) 388-1597 Fax: (704) 335-5904
Chris Hentemann	chris.c.hentemann@bankofamerica.com
Rob Karr	robert.h.karr@bankofamerica.com
Patrick Beranek	patrick.beranek@bankofamerica.com
Jeff Willoughby	jeff.t.willoughby@bankofamerica.com
<u>Global ABS Group</u>	Fax: (704) 388-9668 (Fax)
Dan Stercay	Tel: (704) 388-8686 daniel.j.stercay@bankofamerica.com
Kirk Meyers	Tel: (704) 388-3148 kirk.b.meyers@bankofamerica.com
Michael Tri	Tel: (704) 388-8786 michael.l.tri@bankofamerica.com
Shaun Ahmad	Tel: (704) 387-2658 shaun.ahmad@bankofamerica.com
Pinar Kip	Tel: (704) 387-1852 pinar.kip@bankofamerica.com
<u>Rating Agencies</u>	
Nicolas Vassalli – Moody's	Tel: (212) 553-0323 nicolas.vasalli@moodys.com
Quincy Tang – Fitch	Tel: (212) 908-0693 quincy.tang@fitchratings.com
Kei Ishodiya – Fitch	Tel: (212) 908-0238 kei.ishidoya@fitchratings.com
Linda Wu – S&P	Tel: (212) 438-1567 linda_wu@standardandpoors.com
Cornelius Kelly – S&P	Tel: (212) 438-2448 cornelius_kelly@standardandpoors.com

Summary of Important Dates

Deal Information

Expected Pricing	[04/2/2003]
Expected Settlement	04/10/2003
First Distribution	05/25/2003
Stepdown	05/25/2006

Collateral Information

Cut-off Date	04/01/2003
Next Payment	05/01/2003
Due Period	2nd to the 1st per month

Bond Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Distribution Date (Call/Mat) *	REMIC Maturity Date **
A-1	04/10/2003	0	Act/360	0	9/25/2004	7/1/2033
A-2	04/01/2003	9	30/360	24	10/25/2005	7/1/2033
A-3	04/01/2003	9	30/360	24	10/25/2006	7/1/2033
A-4	04/01/2003	9	30/360	24	4/25/2011	7/1/2033
A-5	04/01/2003	9	30/360	24	12/25/2021	7/1/2033
A-6	04/01/2003	9	30/360	24	9/25/2021	7/1/2033
M-1	04/01/2003	9	30/360	24	2/25/2016	7/1/2033
M-2	04/01/2003	9	30/360	24	3/25/2014	7/1/2033
M-3	04/01/2003	9	30/360	24	1/25/2012	7/1/2033
M-4	04/01/2003	9	30/360	24	10/25/2008	7/1/2033

* The Expected Last Scheduled Distribution Date is the date the Certificates are paid in full assuming the Pricing Speed to Maturity.

** The REMIC Maturity Date is the Distribution Date following the maturity date for the Mortgage Loan with the latest possible maturity date adjusted for 2 months of potential Pre-Funding.

Summary of Terms

Title of Securities:	Ameriquest Mortgage Securities Inc., Series 2003-5
Offered Certificates:	The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, and Class A-6 Certificates (the "Class A Certificates" or the "Senior Certificates"). The Class M-1, Class M-2, Class M-3, and Class M-4 Certificates (the "Mezzanine Certificates").
Mortgage Loans:	(i) The collateral information presented in the term sheet regarding the Mortgage Loans is based on the Initial Mortgage Loans as of the Cut-off Date. (ii) The Mortgage Loans will consist of 4,438 fixed rate, closed-end, subprime mortgage loans (the "Initial Mortgage Loans"), which accrue interest on an actuarial basis and are secured by 1st lien, fully amortizing mortgages on primarily 1-4 family properties with a balance of approximately $675,014,416. (the "Cut-off Date Principal Balance"). (iii) For collateral statistics please see the "Description of the Collateral" below.
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee and Custodian:	Deutsche Bank National Trust Company
Co-Lead Managers:	Banc of America Securities LLC and Deutsche Bank Securities Inc.
Co-Managers:	Credit Suisse First Boston and Merrill Lynch
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of such Mortgage Loan or (ii) the close of business April 1, 2003. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of (I) the origination date of such loan or (ii) the first day of the month in which such loan was acquired.
Expected Closing Date:	On or about April 10, 2003
Tax Status:	The Trust will be established as one or more REMICs for federal income tax purposes.
ERISA Eligibility:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Once the balance on deposit in the Pre-Funding Account has been reduced to zero, the Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will NOT be SMMEA eligible.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in May 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.

Summary of Terms (Cont.)

Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including May 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Accrued Interest:	The Class A-1 Certificates will not include any accrued interest (i.e. settle flat). The Offered Certificates, except for the Class A-1 Certificates, will include accrued interest from April 1, 2003 up to, but not including, the Closing Date (9 days).
Day Count:	With respect to the Class A-1 Certificates, interest will accrue on an Actual/360 basis. On all other Offered Certificates, interest will accrue on a 30/360 basis.
Payment Delay:	With respect to the Class A-1 Certificates, 0 days. With respect to all other Offered Certificates, 24 days.
Record Date:	For the Class A-1 Certificates, the business day prior to the Distribution Date. For all other Offered Certificates, the last business day of the month preceding the month in which the Distribution Date occurs.
Administrative Fees:	The Servicing Fees calculated at the Servicing Fees Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.003% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The Master Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans, after giving effect to distributions made on that Distribution Date, is less than 10% of the Cut-off Date Principal Balance plus the original Pre-Funded Amount. In the event the Master Servicer does not elect to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Summary of Terms (Cont.)

Pre-Funding Account:	A Pre-Funding Account will be established on the Closing Date into which no more than approximately $224,985,584 will be deposited (the "Pre-Funded Amount"). These funds will be used to purchase additional fixed rate Mortgage Loans for deposit in the trust. On or prior to [July 8, 2003] (the "Pre-Funding Period"), the amounts on deposit in the Pre-Funding Account will be used to purchase additional Mortgage Loans (to the extent available) having similar characteristics as the Initial Mortgage Loans (the "Subsequent Mortgage Loans"). Any unused portion of such deposit amount will be distributed as principal to the Certificates and then entitled to distribution of principal.
Interest Coverage Account:	On the Closing Date, the Depositor will deposit an amount which will cover the shortfalls in the amount of interest generated by the Pre-Funded Amount.
Monthly Master Servicer Advances:	The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related Due Period on the Mortgage Loans but not received before the applicable Determination Date. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds. The Master Servicer is entitled to be reimbursed for these advances from the collection account, and therefore these advances are not a form of credit enhancement. The Master Servicer will not be obligated to compensate certificate holders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act or any other similar state law.

Credit Enhancement

Credit Enhancement:

1) Excess Cashflow
2) Overcollateralization
3) Subordination
4) LPMI Policy provided by MGIC

<u>Certificate Credit Enhancement</u>

(1) The Senior Certificates are enhanced by Excess Cashflow, the Mezzanine Certificates, and the Overcollateralization Amount, together initially approximately 8.25% of the Cut-off Date Principal Balance plus the amounts on deposit in the Pre-Funding Account as of the Closing Date.

(2) The Class M-1 Certificates are enhanced by Excess Cashflow, subordinate certificates, and the Overcollateralization Amount, together initially approximately 4.75% of the Cut-off Date Principal Balance plus the amounts on deposit in the Pre-Funding Account as of the Closing Date.

(3) The Class M-2 Certificates are enhanced by Excess Cashflow, subordinate certificates, and the Overcollateralization Amount, together initially approximately 2.50% of the Cut-off Date Principal Balance plus the amounts on deposit in the Pre-Funding Account as of the Closing Date.

(4) The Class M-3 Certificates are enhanced by Excess Cashflow, subordinate certificates, and the Overcollateralization Amount, together initially approximately 1.00% of the Cut-off Date Principal Balance plus the amounts on deposit in the Pre-Funding Account as of the Closing Date.

(5) The Class M-4 Certificates are enhanced by Excess Cashflow and the Overcollateralization Amount, initially approximately 0.50% of the Cut-off Date Principal Balance plus the amounts on deposit in the Pre-Funding Account as of the Closing Date.

***Expected* Credit Support Percentage:**

Class	Expected Ratings (F/M/S&P)	Initial Credit Support	After Stepdown Support
A	AAA / Aaa / AAA	8.25%	16.50%
M-1	AA+ / Aa2 / AA+	4.75%	9.50%
M-2	AA / A1 / AA	2.50%	5.00%
M-3	A+ / A3 / A-	1.00%	2.00%
M-4	A / Baa1 / BBB+	0.50%	1.00%

Overcollateralization Target Amount:

The Overcollateralization Target Amount is approximately 0.50% of the sum of (i) the Cut-off Date Principal Balance and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date. The Overcollateralization Target Amount will be fully funded on the Closing Date.

Credit Enhancement (Cont.)

Overcollateralization Amount:	The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans (plus the amount on deposit in the Pre-Funding Account), if any, over the aggregate principal balance of the Offered Certificates and the Class P Certificates. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization until the Overcollateralization Target Amount is reached.
Overcollateralization Reduction Amount:	The Overcollateralization Reduction Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Overcollateralization Increase Amount:	The amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (after giving effect to distributions in respect of the Principal Remittance Amount on such Distribution Date).
Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date after the deduction of the Servicing Fees, Trustee Fee, and fees related the Mortgage Insurance Policy; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (vi) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period; (vii) funds in the Interest Coverage Account; and any funds in the Pre-Funding Account left over after the purchase of the Subsequent Mortgage loans net of fees paid by the lender for the Mortgage Insurance Policy.
Excess Cashflow:	For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the unpaid monthly interest accrued and Unpaid Interest Shortfall Amount on the Class A Certificates and the monthly interest accrued on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date and Trigger Description

Stepdown Date: The later to occur of (i) the Distribution Date occurring on or after May 2006 and (ii) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 16.50%.

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: If the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than 85% of the Credit Enhancement Percentage of the Class A Certificates.

Cumulative Loss Test: The Cumulative Realized Loss Percentage exceeds the approximate applicable Trigger Loss Percentages set forth below with respect to such Distribution Date (the Trigger Loss Percentage will increase each month and can be calculated using straight line interpolation methodology between the respective Trigger Loss Percentages):

Distribution Dates	Trigger Loss Percentage
May 2006 – April 2007	1.25%
May 2007 – April 2008	2.00%
May 2008 – April 2009	2.75%
May 2009 – April 2010	3.00%
May 2010 and thereafter	3.25%

Credit Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Mezzanine Certificates plus the Overcollateralization Amount by (y) the Cut-off Date Principal Balance and any remaining funds in the Pre-Funding Accounts, calculated prior to taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the Certificateholders then entitled to distributions of principal on such Distribution Date.

Cumulative Realized Loss Percentage: As of any Distribution Date, the quotient, expressed as a percentage, which is obtained by dividing (a) the total amount of Realized Losses incurred on the Mortgage Loans from and after the Cut-off Date by (b) the Cut-off Date Principal Balance plus the funds in the Pre-Funding Account as of the Closing Date.

Pass-Through Rates

The Pass-Through Rate for the A-1 Certificates for any Distribution Date will be the lesser of (x) the Formula Rate for such Distribution Date and (y) the Net WAC Rate for such Distribution Date.

The Pass-Through Rate for all other Certificates for any Distribution Date will be the lesser of (x) the certificate coupon for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate: The Formula Rate for any Distribution Date is the sum of (a) LIBOR as determined for the related period and (b) the applicable certificate margin.

Step-Up Coupon: On each Distribution Date after the Optional Termination Date, the coupon on the Class A-5 and Class A-6 Certificates will increase by 0.50%.

Net WAC Rate: The weighted average of the net mortgage rates for each Mortgage Loan which will be equal to the mortgage rate less the sum of (i) the Servicing Fees rate (ii) the Trustee Fee rate, and (iii) the LPMI Policy rate.

Net WAC Rate Carryover Amount: If, on any Distribution Date the Pass-Through Rate for the Offered Certificates is limited by the related Net WAC Rate, the Net WAC Rate Carryover Amount for such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Pass Through Rate without regard to the Net WAC Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates together with accrued interest at the related Pass Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Interest Distributions

I. On each Distribution Date, the Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A Certificates, monthly interest for such Distribution Date pro-rata based on the monthly interest accrued on such classes;

(ii) concurrently, to the holders of the Class A Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date pro-rata based on the Unpaid Interest Shortfall Amount;

(iii) to the holders of the Class M-1 Certificates, monthly interest for such class for such Distribution Date;

(iv) to the holders of the Class M-2 Certificates, monthly interest for such class for such Distribution Date;

(v) to the holders of the Class M-3 Certificates, monthly interest for such class for such Distribution Date;

(vi) to the holders of the Class M-4 Certificates, monthly interest for such class for such Distribution Date;

(vii) any remainder as described under "Excess Cashflow Distribution".

Principal Distributions

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) Sequentially, as set forth below, to the holders of the Class A Certificates, until the certificate principal balance thereof has been reduced to zero;

(ii) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

II. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) Sequentially, as set forth below, to the holders of the Class A Certificates, the Class A Principal Distribution Amount until the certificate principal balance thereof has been reduced to zero;

(ii) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(iii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(iv) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(v) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance is reduced to zero;

Class A Principal Allocation: The Class A Principal Distribution Amount will be distributed first, to the holders of the Class A-6 Certificates based on the Lockout Distribution Percentage of the Class A Principal Distribution Amount, until the certificate principal balance of the Class A-6 Certificates has been reduced to zero; second, to the holders of the Class A-1 Certificates, until the certificate principal balance of the Class A-1 Certificates has been reduced to zero; third, to the holders of the Class A-2 Certificates, until the certificate principal balance of the Class A-2 Certificates has been reduced to zero; fourth, to the holders of the Class A-3 Certificates, until the certificate principal balance of the Class A-3 Certificates has been reduced to zero; fifth, to the holders of the Class A-4 Certificates, until the certificate principal balance of the Class A-4 Certificates has been reduced to zero; sixth, to the holders of the Class A-5 Certificates, until the certificate principal balance of the Class A-5 Certificates has been reduced to zero and seventh, to the holders of the Class A-6 Certificates, until the certificate principal balance of the Class A-6 Certificates has been reduced to zero.

Excess Cashflow Distributions

On each Distribution Date, any Excess Cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount;

(ii) to the Class M-1 Certificates, any Unpaid Interest Shortfall (with interest);

(iii) to the Class M-2 Certificates, any Unpaid Interest Shortfall (with interest);

(iv) to the Class M-3 Certificates, any Unpaid Interest Shortfall (with interest);

(v) to the Class M-4 Certificates, any Unpaid Interest Shortfall (with interest);

(vi) to pay any Net WAC Rate Carryover Amounts; and

(vii) any remaining amounts to Certificates which are not offered.

Definitions

Unpaid Interest Shortfall Amount:

The Unpaid Interest Shortfall Amount means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) monthly interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Interest Accrual Period.

Realized Losses:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-4 Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates, and sixth to the Class M-1 Certificates. An allocation of any Realized Losses to any Mezzanine Certificates on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates.

Definitions (Cont.)

Interest Remittance Amount: The Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Mortgage Loans.

Principal Distribution Amount: The sum of the Principal Remittance Amount and the Net Monthly Excess Cashflow.

Net Monthly Excess Cashflow: The Net Monthly Excess Cashflow with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date.

Principal Remittance Amount: The Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Mortgage Loans, (iv) that portion of the purchase price, representing principal of any repurchased Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the Collection Account during such Prepayment Period with respect to the Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the pooling agreement, that portion of the termination price, representing principal with respect to the Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Account after giving effect to any purchase of Subsequent Mortgage Loans.

Class A Principal Distribution Amount: The Class A Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 83.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-off Date Principal Balance and (ii) the original Pre-Funded Amount but not less than zero.

Lockout Distribution Percentage: For the Class A-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring In	
May 2003 through April 2006	0%
May 2006 through April 2008	45%
May 2008 through April 2009	80%
May 2009 through April 2010	100%
May 2010 and thereafter	300%

Lockout Certificate Percentage For the Class A-6 Certificates and any Distribution Date, the percentage equal to the aggregate certificate principal balance of the Class A-6 Certificates immediately prior to such Distribution Date divided by the aggregate certificate principal balance of the Class A Certificates immediately prior to such Distribution Date.

Definitions (Cont.)

Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 90.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-Off Date Principal Balance and (ii) the original Pre-Funded Amounts, but not less than zero.
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-Off Date Principal Balance (ii) the original Pre-Funded Amounts but not less than zero.
Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 98.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-Off Date Principal Balance and (ii) the original Pre-Funded Amounts but not less than zero.
Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount) and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 99.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-Off Date Principal Balance and (ii) the original Pre-Funded Amounts but not less than zero.

Description of the Total Collateral

Collateral Summary

Statistics for the fixed rate mortgage loans listed below are based on the April 1, 2003 Cut-off Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	4,438	
Aggregate Principal Balance:	$675,014,415.67	$49,819.56 - $706,652.94
Average Current Principal Balance:	$152,098.79	
Aggregate Original Principal Balance:	$675,565,946.00	$50,000.00 - $708,000.00
Average Original Principal Balance:	$152,223.06	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.626%	5.400% - 12.450%
Wtd. Avg. Original Term (months):	344	180 – 360 months
Wtd. Avg. Remaining Term (months):	343	174 – 360 months
Wtd. Avg. Original LTV:	81.93%	15.79%-95.00%
Wtd. Avg. Borrower FICO:	650	500 – 805
Geographic Distribution (Top 5):	CA	23.56%
	NY	9.54
	FL	7.94
	NJ	5.11
	IL	4.92

Description of the Total Collateral

Collateral Type

Collateral Type	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
Fixed Rate Collateral	4,438	$675,014,416	100.00%
Total:	**4,438**	**$675,014,416**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Principal Balance at Origination ($)	% of Principal Balance At Origination
50,000	29	$1,450,000.00	0.21%
50,001 - 100,000	1,384	105,269,254.00	15.58
100,001 - 150,000	1,223	152,695,883.00	22.60
150,001 - 200,000	824	143,057,234.00	21.18
200,001 - 250,000	441	98,686,330.00	14.61
250,001 - 300,000	276	75,587,574.00	11.19
300,001 - 350,000	126	40,552,104.00	6.00
350,001 - 400,000	66	24,846,350.00	3.68
400,001 - 450,000	30	12,808,200.00	1.90
450,001 - 500,000	20	9,663,869.00	1.43
over 500,001	19	10,949,148.00	1.62
Total:	**4,438**	**$675,565,946.00**	**100.00%**

The average principal balance of the mortgage loans at origination was approximately $152,223.06.

Description of the Total Collateral

Principal Balance as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
50,000	31	$1,548,349	0.23%
50,001 - 100,000	1,385	105,373,746	15.61
100,001 - 150,000	1,221	152,413,513	22.58
150,001 - 200,000	825	143,188,858	21.21
200,001 - 250,000	439	98,210,077	14.55
250,001 - 300,000	277	75,829,334	11.23
300,001 - 350,000	125	40,225,582	5.96
350,001 - 400,000	66	24,824,878	3.68
400,001 - 450,000	30	12,802,270	1.90
450,001 - 500,000	20	9,658,382	1.43
over 500,001	19	10,939,427	1.62
Total:	**4,438**	**$675,014,416**	**100.00%**

The average principal balance of the mortgage loans as of the Cut-off Date was approximately $152,098.79.

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
121 - 240	626	$75,759,601	11.22%
241 - 360	3,812	599,254,815	88.78
Total:	**4,438**	**$675,014,416**	**100.00%**

The weighted average Remaining Term of the mortgage loans as of the Cut-off Date was approximately 343 months.

LPMI Insurance

LPMI Insurance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
MGIC Insured	3,439	$532,251,431	78.85%
No Insurance	999	142,762,985	21.15
Total:	4,438	$675,014,416	100.00%

Description of the Total Collateral

Mortgage Rate

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
5.001 - 5.500	7	$1,598,530	0.24%
5.501 - 6.000	45	8,961,926	1.33
6.001 - 6.500	358	73,943,348	10.95
6.501 - 7.000	917	167,327,174	24.79
7.001 - 7.500	827	135,241,602	20.04
7.501 - 8.000	769	108,693,340	16.10
8.001 - 8.500	425	54,348,418	8.05
8.501 - 9.000	438	55,595,145	8.24
9.001 - 9.500	198	22,699,013	3.36
9.501 - 10.000	252	27,784,274	4.12
10.001 - 10.500	93	9,383,203	1.39
10.501 - 11.000	61	5,458,834	0.81
11.001 - 11.500	29	2,235,717	0.33
11.501 - 12.000	12	1,140,402	0.17
12.001 - 12.500	7	603,490	0.09
Total:	4,438	$675,014,416	100.00%

The weighted average Interest Rate of the mortgage loans as of the Cut-off Date was approximately 7.626%.

Description of the Total Collateral

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
<= 30	24	$2,212,288	0.33%
30.01 - 35.00	11	1,346,813	0.20
35.01 - 40.00	26	2,509,786	0.37
40.01 - 45.00	33	4,714,183	0.70
45.01 - 50.00	69	9,037,404	1.34
50.01 - 55.00	75	11,068,265	1.64
55.01 - 60.00	115	14,690,892	2.18
60.01 - 65.00	161	23,786,016	3.52
65.01 - 70.00	214	29,992,099	4.44
70.01 - 75.00	351	51,473,471	7.63
75.01 - 80.00	671	95,066,830	14.08
80.01 - 85.00	668	104,357,552	15.46
85.01 - 90.00	1,506	234,014,029	34.67
90.01 - 95.00	514	90,744,789	13.44
Total:	**4,438**	**$675,014,416**	**100.00%**

The weighted average Original Loan to Value of the mortgage loans as of the Cut-off Date was approximately 81.93%.

Description of the Total Collateral

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
500 - 519	48	$6,286,508	0.93%
520 - 539	109	12,220,831	1.81
540 - 559	258	31,728,613	4.70
560 - 579	324	43,213,568	6.40
580 - 599	302	42,700,183	6.33
600 - 619	385	59,266,491	8.78
620 - 639	640	100,470,422	14.88
640 - 659	533	81,271,587	12.04
660 - 679	439	68,036,125	10.08
680 - 699	542	89,976,719	13.33
700 - 719	336	54,240,007	8.04
720 - 739	252	40,263,628	5.96
740 - 759	148	26,194,080	3.88
760 - 779	74	11,146,812	1.65
780 - 799	40	6,351,921	0.94
800 - 819	8	1,646,920	0.24
Total:	4,438	$675,014,416	100.00%

The weighted average FICO Score of the mortgage loans as of the Cut-off Date was approximately 650.

Description of the Total Collateral

Geographic Distribution

State	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
Alabama	103	$10,808,083	1.60%
Arizona	104	11,710,256	1.73
Arkansas	14	1,181,486	0.18
California	756	159,039,602	23.56
Colorado	83	13,853,123	2.05
Connecticut	90	15,548,355	2.30
Delaware	4	572,560	0.08
Florida	440	53,565,508	7.94
Hawaii	35	7,638,408	1.13
Idaho	6	858,512	0.13
Illinois	219	33,213,045	4.92
Indiana	94	9,639,968	1.43
Iowa	44	3,951,408	0.59
Kansas	16	1,754,274	0.26
Kentucky	18	1,840,994	0.27
Louisiana	72	7,254,814	1.07
Maine	42	5,289,045	0.78
Maryland	81	14,148,726	2.10
Massachusetts	126	24,764,092	3.67
Michigan	238	30,348,857	4.50
Minnesota	153	25,033,031	3.71
Mississippi	21	2,259,149	0.33
Missouri	53	4,974,277	0.74
Nebraska	28	3,057,553	0.45
Nevada	31	5,235,172	0.78
New Hampshire	20	2,813,227	0.42
New Jersey	187	34,493,932	5.11
New Mexico	23	2,980,354	0.44
New York	305	64,420,827	9.54
North Carolina	4	501,046	0.07
Ohio	243	23,911,657	3.54
Oklahoma	39	3,727,092	0.55
Oregon	30	5,514,627	0.82
Pennsylvania	132	15,260,547	2.26
Rhode Island	45	6,905,873	1.02
South Carolina	34	3,615,251	0.54
South Dakota	2	163,464	0.02
Tennessee	72	7,823,739	1.16
Texas	240	26,212,279	3.88
Utah	8	1,192,268	0.18
Washington	120	20,245,234	3.00
Wisconsin	56	6,859,639	1.02
Wyoming	7	833,064	0.12
Total:	**4,438**	**$675,014,416**	**100.00%**

Description of the Total Collateral

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
Owner Occupied	4,079	$632,729,847	93.74%
Non-Owner Occupied	336	39,248,511	5.81
Second Home	23	3,036,058	0.45
Total:	4,438	$675,014,416	100.00%

Documentation Type

Program	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
Full Documentation	3,109	$464,601,004	68.83%
Stated Documentation	957	145,499,623	21.56
Limited Documentation	372	64,913,789	9.62
Total:	4,438	$675,014,416	100.00%

Loan Purpose

Purpose	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
Refinance – Cash Out (1)	2,524	$367,949,641	54.51%
Refinance – No Cash Out (2)	1,663	271,919,394	40.28
Purchase	251	35,145,380	5.21
Total:	4,438	$675,014,416	100.00%

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
2. Cash proceeds to the borrower exclusive of debt consolidation payments are 3% or less of the original principal balance of the related loan.

Description of the Total Collateral

Credit Grade (Retail)

Risk Category	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
AAA	2,170	$342,369,063	81.38%
AA	416	52,499,435	12.48
A	70	8,005,099	1.90
B	83	8,843,830	2.10
C	44	4,680,475	1.11
D	34	4,321,232	1.03
Total:	**2,817**	**$420,719,133**	**100.00%**

Credit Grade (Wholesale)

Risk Category	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
1	1,219	$192,743,632	75.80%
2	167	27,166,471	10.68
3	138	20,631,161	8.11
4	67	9,574,202	3.76
5	24	3,452,204	1.36
6	6	727,613	0.29
Total:	**1,621**	**$254,295,282**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
Single Family Detached	3,659	$555,025,840	82.22%
2-4 Family	316	52,950,004	7.84
PUD Detached	160	26,834,868	3.98
Condo	195	29,015,125	4.30
PUD Attached	17	2,383,898	0.35
Manufactured Housing / Mobile Home	72	6,524,285	0.97
Single Family Attached	19	2,280,397	0.34
Total:	**4,438**	**$675,014,416**	**100.00%**

Description of the Total Collateral

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
0	1,113	$154,240,516	22.85%
12	473	94,957,811	14.07
24	240	34,204,604	5.07
30	1	189,836	0.03
36	2,609	391,141,436	57.95
42	1	145,793	0.02
60	1	134,419	0.02
Total:	**4,438**	**$675,014,416**	**100.00%**

The weighted average Prepayment Charge Term of the mortgage loans as of the Cut-off Date was approximately 31 months.

Origination Source

Origination Source	Number of Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of The Cut-off Date
Retail	2,817	$420,719,133	62.33%
Wholesale	1,621	254,295,282	37.67
Total:	**4,438**	**$675,014,416**	**100.00%**

BOND SUMMARY (to Maturity)

Class A-1

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	8.48	1.07	0.90	0.79	0.71
Duration	7.80	1.06	0.89	0.78	0.70
First Principal Payment Date	5/25/03	5/25/03	5/25/03	5/25/03	5/25/03
Last Principal Payment Date	3/25/18	1/25/05	9/25/04	7/25/04	5/25/04
Payment Windows (mos.)	179	21	17	15	13

Class A-2

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	18.50	2.53	2.00	1.67	1.45
Duration	14.73	2.43	1.93	1.62	1.41
First Principal Payment Date	3/25/18	1/25/05	9/25/04	7/25/04	5/25/04
Last Principal Payment Date	12/25/24	8/25/06	10/25/05	5/25/05	1/25/05
Payment Windows (mos.)	82	20	14	11	9

Class A-3

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	23.34	3.97	3.00	2.43	2.07
Duration	16.51	3.69	2.83	2.32	1.98
First Principal Payment Date	12/25/24	8/25/06	10/25/05	5/25/05	1/25/05
Last Principal Payment Date	2/25/28	12/25/07	10/25/06	1/25/06	7/25/05
Payment Windows (mos.)	39	17	13	9	7

Class A-4

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	26.87	7.27	5.00	3.81	3.03
Duration	16.07	6.13	4.43	3.46	2.80
First Principal Payment Date	2/25/28	12/25/07	10/25/06	1/25/06	7/25/05
Last Principal Payment Date	12/25/31	9/25/14	4/25/11	8/25/08	6/25/07
Payment Windows (mos.)	47	82	55	32	24

Class A-5

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	29.36	15.36	11.70	8.52	6.05
Duration	14.43	10.12	8.40	6.57	4.97
First Principal Payment Date	12/25/31	9/25/14	4/25/11	8/25/08	6/25/07
Last Principal Payment Date	3/25/33	9/25/26	12/25/21	4/25/18	9/25/15
Payment Windows (mos.)	16	145	129	117	100

BOND SUMMARY (to Maturity)

Class A-6

FRM PPC	0%	75%	**100%**	125%	150%
Average Life (yrs.)	14.23	7.15	**6.65**	6.35	6.17
Duration	10.06	5.94	**5.60**	5.39	5.26
First Principal Payment Date	5/25/06	5/25/06	**5/25/06**	6/25/06	8/25/06
Last Principal Payment Date	1/25/33	7/25/26	**9/25/21**	2/25/18	7/25/15
Payment Windows (mos.)	321	243	**185**	141	108

Class M-1

FRM PPC	0%	75%	**100%**	125%	150%
Average Life (yrs.)	25.93	8.23	**6.30**	5.14	4.45
Duration	14.04	6.39	**5.15**	4.35	3.85
First Principal Payment Date	1/25/24	2/25/07	**5/25/06**	5/25/06	6/25/06
Last Principal Payment Date	11/25/32	12/25/19	**2/25/16**	7/25/13	9/25/11
Payment Windows (mos.)	107	155	**118**	87	64

Class M-2

FRM PPC	0%	75%	**100%**	125%	150%
Average Life (yrs.)	25.88	7.96	**6.08**	4.94	4.27
Duration	13.20	6.10	**4.92**	4.15	3.67
First Principal Payment Date	1/25/24	2/25/07	**5/25/06**	5/25/06	5/25/06
Last Principal Payment Date	7/25/32	7/25/17	**3/25/14**	1/25/12	6/25/10
Payment Windows (mos.)	103	126	**95**	69	50

Class M-3

FRM PPC	0%	75%	**100%**	125%	150%
Average Life (yrs.)	25.58	7.22	**5.50**	4.49	3.88
Duration	12.88	5.66	**4.54**	3.82	3.37
First Principal Payment Date	1/25/24	2/25/07	**5/25/06**	5/25/06	5/25/06
Last Principal Payment Date	11/25/31	9/25/14	**1/25/12**	3/25/10	1/25/09
Payment Windows (mos.)	95	92	**69**	47	33

Class M-4

FRM PPC	0%	75%	**100%**	125%	150%
Average Life (yrs.)	23.69	5.37	**4.12**	3.47	3.20
Duration	12.46	4.48	**3.56**	3.06	2.84
First Principal Payment Date	1/25/24	2/25/07	**5/25/06**	5/25/06	5/25/06
Last Principal Payment Date	6/25/29	6/25/10	**10/25/08**	8/25/07	12/25/06
Payment Windows (mos.)	66	41	**30**	16	8

BOND SUMMARY (to Optional Termination Date)

Class A-1

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	8.48	1.07	**0.90**	0.79	0.71
Duration	7.80	1.06	**0.89**	0.78	0.70
First Principal Payment Date	5/25/03	5/25/03	**5/25/03**	5/25/03	5/25/03
Last Principal Payment Date	3/25/18	1/25/05	**9/25/04**	7/25/04	5/25/04
Payment Windows (mos.)	179	21	**17**	15	13

Class A-2

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	18.50	2.53	**2.00**	1.67	1.45
Duration	14.73	2.43	**1.93**	1.62	1.41
First Principal Payment Date	3/25/18	1/25/05	**9/25/04**	7/25/04	5/25/04
Last Principal Payment Date	12/25/24	8/25/06	**10/25/05**	5/25/05	1/25/05
Payment Windows (mos.)	82	20	**14**	11	9

Class A-3

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	23.34	3.97	**3.00**	2.43	2.07
Duration	16.51	3.69	**2.83**	2.32	1.98
First Principal Payment Date	12/25/24	8/25/06	**10/25/05**	5/25/05	1/25/05
Last Principal Payment Date	2/25/28	12/25/07	**10/25/06**	1/25/06	7/25/05
Payment Windows (mos.)	39	17	**13**	9	7

Class A-4

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	26.87	7.27	**5.00**	3.81	3.03
Duration	16.07	6.13	**4.43**	3.46	2.80
First Principal Payment Date	2/25/28	12/25/07	**10/25/06**	1/25/06	7/25/05
Last Principal Payment Date	11/25/31	9/25/14	**4/25/11**	8/25/08	6/25/07
Payment Windows (mos.)	46	82	**55**	32	24

Class A-5

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	28.63	11.46	**8.75**	6.53	5.14
Duration	14.28	8.36	**6.83**	5.38	4.38
First Principal Payment Date	11/25/31	9/25/14	**4/25/11**	8/25/08	6/25/07
Last Principal Payment Date	11/25/31	9/25/14	**1/25/12**	3/25/10	1/25/09
Payment Windows (mos.)	1	1	**10**	20	20

BOND SUMMARY (to Optional Termination Date)

Class A-6

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	14.23	7.10	**6.53**	5.91	5.27
Duration	10.06	5.92	**5.52**	5.08	4.60
First Principal Payment Date	5/25/06	5/25/06	**5/25/06**	6/25/06	8/25/06
Last Principal Payment Date	11/25/31	9/25/14	**1/25/12**	3/25/10	1/25/09
Payment Windows (mos.)	307	101	**69**	46	30

Class M-1

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	25.81	7.70	**5.88**	4.80	4.18
Duration	14.02	6.12	**4.91**	4.13	3.67
First Principal Payment Date	1/25/24	2/25/07	**5/25/06**	5/25/06	6/25/06
Last Principal Payment Date	11/25/31	9/25/14	**1/25/12**	3/25/10	1/25/09
Payment Windows (mos.)	95	92	**69**	47	32

Class M-2

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	25.81	7.70	**5.88**	4.78	4.15
Duration	13.19	5.97	**4.81**	4.04	3.59
First Principal Payment Date	1/25/24	2/25/07	**5/25/06**	5/25/06	5/25/06
Last Principal Payment Date	11/25/31	9/25/14	**1/25/12**	3/25/10	1/25/09
Payment Windows (mos.)	95	92	**69**	47	33

Class M-3

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	25.58	7.22	**5.50**	4.49	3.88
Duration	12.88	5.66	**4.54**	3.82	3.37
First Principal Payment Date	1/25/24	2/25/07	**5/25/06**	5/25/06	5/25/06
Last Principal Payment Date	11/25/31	9/25/14	**1/25/12**	3/25/10	1/25/09
Payment Windows (mos.)	95	92	**69**	47	33

Class M-4

FRM PPC	0%	75%	100%	125%	150%
Average Life (yrs.)	23.69	5.37	**4.12**	3.47	3.20
Duration	12.46	4.48	**3.56**	3.06	2.84
First Principal Payment Date	1/25/24	2/25/07	**5/25/06**	5/25/06	5/25/06
Last Principal Payment Date	6/25/29	6/25/10	**10/25/08**	8/25/07	12/25/06
Payment Windows (mos.)	66	41	**30**	16	8